Exhibit 99.2

Santiago, November 27th, 2018
     GG. – 378/2018

Mr.
Joaquín Cortez Huerta
Chairman
Financial Market Commission
Present

Ref.:       Material Event Notice: Resignation and Replacement of Directors

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, Itaú Corpbanca informs the following material event:

At the ordinary meeting held on November 27, 2018, the board of directors of Itaú Corpbanca was informed of and accepted the resignation of the director Mr. Eduardo Vassimon effective December 31, 2018, due to his retirement from Itaú Unibanco. On the same date, the board of directors of Itaú Corpbanca has appointed Mr. Caio Ibrahim David as Mr. Vassimon’s replacement, who will hold office between January 1, 2019 and until the next annual ordinary shareholder’s meeting.

At the same time, the board of directors of Itaú Corpbanca was informed of and accepted the resignation of the director Mr. Boris Buvinic Guerovic effective December 31, 2018, due to personal reasons. On the same date, the board of directors of Itaú Corpbanca has appointed Mr. Milton Maluhy Filho as Mr. Buvinic’s replacement, who will hold office between January 1, 2019 and until the next annual ordinary shareholder’s meeting.

For the record, by a Material Event Notice dated August 1, 2018, the Board of Directors of Itaú Corpbanca agreed on that date to appoint Mr. Manuel Olivares Rossetti as the new Chief Executive Officer of the Bank, as of January 1, 2019. Up to and including December 31, 2018, Mr. Milton Maluhy Filho shall continue in his position of Chief Executive Officer of the Bank, after which he will return to Itaú Unibanco in Brazil to a new position, as reported on that time.

These events have been qualified as material in the referenced board of directors’ meeting.

Sincerely,

Jorge Andrés Saieh Guzmán Chairman Itaú Corpbanca